UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mineralys Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

603170101

(CUSIP Number)

Abrar Hussain

Samsara BioCapital

628 Middlefield Road

Palo Alto, CA 94301

650-285-4270

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 603170101
1.	Names of Reporting Persons Samsara BioCapital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,074,916
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,074,916
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,074,916
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 603170101
1.	Names of Reporting Persons Samsara BioCapital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,074,916
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,074,916
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,074,916
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 603170101
1.	Names of Reporting Persons Srinivas Akkaraju
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,111
	8.	Shared Voting Power 5,074,916
	9.	Sole Dispositive Power 17,111
	10.	Shared Dispositive Power 5,074,916
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,092,027
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.3%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note: This Amendment No. 1 (“Amendment No. 1”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 24, 2023 (the “Original Schedule 13D”) filed on behalf of Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara LLC”); and Srinivas Akkaraju, M.D., Ph.D. (“Dr. Akkaraju” and together with Samsara LP and Samsara LLC, collectively, the “Reporting Persons”), relates to the Common Stock, par value $0.0001 per share (“Common Stock”), of Mineralys Therapeutics, Inc., a Delaware corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented to add the following:

February 2024 Securities Purchase Agreement

On February 7, 2024, the Issuer entered into a securities purchase agreement (the “February 2024 Securities Purchase Agreement”) with certain institutional accredited investors (the “February 2024 PIPE Investors”), pursuant to which the Issuer agreed to issue and sell to the February 2024 PIPE Investors in a private placement (the “February 2024 Private Placement”) (i) an aggregate of 8,339,169 shares of Common Stock (the “Shares”) at a price of $13.50 per share; and (ii) an aggregate of 549,755 warrants (the “Pre-Funded Warrants”) in lieu of shares of Common Stock, at a purchase price of $13.499 per Pre-Funded Warrant (the shares of Common Stock issuable upon exercise of the Pre-Funded Warrants, the “Warrant Shares”). The February 2024 Private Placement closed on February 12, 2024. Samsara LP purchased 555,555 shares of Common Stock in the February 2024 Private Placement, for total consideration of $7,499,992.50. The source of funds for Samsara LP’s purchase of Common Stock in the February 2024 Private Placement was capital contributions for its partners.

References to and the description of the February 2024 Securities Purchase Agreement set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the February 2024 Securities Purchase Agreement, which is attached hereto as Exhibit 4 and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a) – (b).        The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of the date hereof. The ownership percentages in the table below are based upon the sum of (i) 41,105,118 outstanding shares of Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2023, (ii) 8,339,169 shares of Common Stock issued in the February 2024 Private Placement, and (iii) with respect to Dr. Akkaraju, only, the number of shares issuable upon exercise of stock options within 60 days hereof.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Samsara BioCapital, L.P. (1)	5,074,916	10.3%	0	5,074,916	0	5,074,916
Samsara BioCapital GP, LLC (1)	5,074,916	10.3%	0	5,074,916	0	5,074,916
Srinivas Akkaraju (1)(2)	5,092,027	10.3%	17,111	5,092,027	17,111	5,092,027

(1)	Samsara LP is the record holder of 5,074,916 shares of Common Stock. Samsara LLC is the general partner of Samsara LP and may be deemed to beneficially own the shares held by Samsara LP. Dr. Akkaraju has voting and investment power over the shares held by Samsara LP and, accordingly, may be deemed to beneficially own the shares held by Samsara LP.

(2)	Includes 17,111 shares of Common Stock issuable upon exercise of stock options held by Dr. Akkaraju that will be exercisable within 60 days of the date hereof.

(c)	Except as described in Item 3, during the past 60 days, the Reporting Persons have not effected any transactions in the Common Stock.

(d)	None

(e)	Not applicable.

Item 6.	Material to be Filed as Exhibits

Item 6 of the Original Schedule 13D is hereby amended and supplemented to add the following:

Item 3 is incorporated by reference.

Pursuant to the February 2024 Securities Purchase Agreement, the Issuer agreed to file a registration statement with the SEC within 60 days after the closing of the February 2024 Private Placement (subject to certain exceptions) for purposes of registering the resale of the Shares and the Warrant Shares, to use its reasonable best efforts to have such registration statement declared effective within the time period set forth in the February 2024 Purchase Agreement, and to keep such registration statement effective until the earliest of (i) the time as all of the Shares and Warrant Shares purchased by the February 2024 PIPE Investors pursuant to the terms of the February 2024 Purchase Agreement have been sold pursuant to the registration statement, or (ii) such time as the Shares and Warrant Shares become eligible for resale by non-affiliates without any volume limitations or other restrictions pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”).

References to and the description of the February 2024 Securities Purchase Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of the February 2024 Securities Purchase Agreement, which is attached hereto as Exhibit 4 and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented to add the following:

Exhibit Number	Description

4	Securities Purchase Agreement, dated February 7, 2024, by and between Mineralys Therapeutics, Inc. and each of the purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 8, 2024)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

Samsara BioCapital, L.P.

By:	/s/ Abrar Hussain
Name: /s/ Abrar Hussain
Title: Attorney-in-Fact

Samsara BioCapital GP, LLC

By:	/s/ Abrar Hussain
Name: /s/ Abrar Hussain
Title: Attorney-in-Fact

Srinivas Akkaraju, M.D., Ph.D.

By:	/s/ Abrar Hussain
Name: /s/ Abrar Hussain
Title: Attorney-in-Fact